Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

iPath® Exchange

Traded Notes (ETNs)

iPath® Fixed Income ETNs

About iPath® ETNs

What are iPath® Exchange Traded

Notes (ETNs)?

Defining iPath® ETNs

Senior, unsecured debt securities

Issued by Barclays Bank PLC

Have a maturity date

Linked to the performance of an index, less fees

Offer no principal protection

ETNs are linked to the return of an index, less fees

Unlike ETFs, no underlying assets are held

No tracking error to linked index1

Provide access to hard-to-reach assets or strategies

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

iPath® ETN Return Components

ETN Return

Index Return

Fees/Costs

iPath® ETNs: Familiar Features,

Unique Benefits

Differences and Similarities between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities

ETNs

ETFs

Liquidity

Daily on exchange

Daily on exchange

Registration

Securities Act of 1933

Investment Company Act of 1940

Recourse

Issuer credit

Portfolio of securities

Principal Risk

Market and Issuer Risk

Market Risk

Institutional size redemption

Daily to the issuer

Daily via custodian

Short sales*

Yes, on an uptick or a downtick

Yes, on an uptick or a downtick

* With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

What is iPath®?

iPath®: An offering that stands apart from the crowd

First offering of exchange traded notes (ETNs) in the US

Began trading in 2006

Largest suite of ETNs in the US offered by one issuer

Broad array of exposures, spanning from volatility to fixed income

Credit issuer risk

iPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

Daily Redemption

On a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2

1. Blocks of 25,000 or 50,000, depending on the product.

2. Subject to certain terms and conditions, see the applicable prospectus for details.

iPath® ETNs are issued by

Barclays Bank PLC

Barclays Bank PLC is the issuer of iPath® ETNs

One of the largest financial services companies in the world with over 300 years of history and expertise in banking

A major global financial services provider engaged in

– Retail banking

– Credit cards

– Corporate and investment banking

– Wealth management

Operating in over 50 countries and employs approximately 145,000 people

Barclays Capital Inc. acts as the issuer’s agent in connection with the distribution of iPath® ETNs

iPath® ETNs are backed by the credit of Barclays Bank PLC1

Ratings for Barclays Bank PLC long-term, senior unsecured debt

– A+ by S&P

– Aa3 by Moody’s Investors Service, Inc.

1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

iPath® ETN Product Suite

Number of

Products

Principal

Amount

Outstanding

($M)

Commodities

40

4,243

DJ-UBS Indices

19

3,311

S&P GSCI Indices

2

842

Pure Beta Indices

18

87

Seasonal Natural Gas Index

1

2

Equity

18

2,936

Volatility

6

2,342

Buy-Write

1

12

India

1

529

Inverse/Leveraged

10

54

Fixed Income

10

229

Currency / Other

8

69

Total

76

7,447

Source: BlackRock, Inc., as of 03/30/11.

iPath® ETN Features

Potential Benefits

Access to hard-to-obtain assets or strategies

Operationally efficient

Listed on NYSE Arca and other exchanges

No tracking error

Unique Access

Commodities

Currencies

Equities

Key Considerations

Market Risk: ETNs are not principal protected1

Liquidity Risk2

Issuer Credit Risk3

Fixed Income

Alternatives

Strategies

1. The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.

2. As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.

3. Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

Trading iPath® ETNs

Investor can trade iPath® ETNs in three ways

ETN

Investor

Intermediary

Exchange

Buy/sell at market price during market hours

Intermediary

Barclays

Bank PLC

Create/Redeem directly to Barclays Bank PLC*

Hold Until Maturity

Buy and hold until maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

Taxation

Type

Treatment At Maturity

Recognition Of Current Income

Alternatives Capital Gains No

Buy-Write Capital Gains No

Commodities Capital Gains No

Equity Capital Gains No

Fixed Income Capital Gains No

Leveraged Capital Gains No

Currency

Exchange Rate Ordinary Income Yes

Global Emerging Markets Strategy (GEMS) Ordinary Income Yes

Carry Trade Ordinary Income No

iPath® Fixed

Income ETNs

Historical Range of US Treasury Yields

10 Year yield: 1.87%

2 Year yield: 0.24%

Source: Bloomberg, 6/30/76–3/30/12.

For illustrative purposes only. Past Performance is not indicative of future results.

US Treasury Yield Curve Refresher

The US Treasury yield curve reflects the range of yields that investors in US government debt may expect to receive on investments over a range of terms to maturity

The natural shape of the curve is upward sloping, reflecting the relatively higher yields that an investor in longer-term US Treasuries would expect to receive in exchange for investing capital for longer periods of time

Factors impacting yield curve shape

– Fundamental factors: US monetary policy, business cycle, inflation expectations

– Technical factors: Treasury supply, Treasury demand

Hypothetical Example of US Treasury

Yield Curve Positions

US Treasury Securities

For illustrative purposes only. The chart above is hypothetical and does not represent actual historical yields. You should not rely on such hypothetical information. Such hypothetical information is not indicative of future performance.

Expressing a View on the Yield Curve

Expressing a view can be difficult

Investors may not have the time and resources required to manage a yield curve strategy

Access to futures or swaps accounts are necessary

Ongoing rebalancing and management takes resources and time

iPath® Fixed Income ETNs

iPath® ETN Name	Ticker Symbol	Index Name	Yearly Fee*
Steepener-Flattener ETNs			
iPath® US Treasury Steepener ETN	STPP	Barclays US Treasury 2Y/10Y Yield Curve Index™	0.75%
iPath® US Treasury Flattener ETN	FLAT	Barclays US Treasury 2Y/10Y Yield Curve Index™	0.75%
US Treasury Futures Targeted Exposure ETNs			
Bull ETNs			
iPath® US Treasury 2-year Bull ETN	DTUL	Barclays 2Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury 5-year Bull ETN	DFVL	Barclays 5Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury 10-year Bull ETN	DTYL	Barclays 10Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury Long Bond Bull ETN	DLBL	Barclays Long Bond US Treasury Futures Targeted Exposure Index™	0.75%
Bear ETNs – Inversely linked to Index			
iPath® US Treasury 2-year Bear ETN	DTUS	Barclays 2Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury 5-year Bear ETN	DFVS	Barclays 5Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury 10-year Bear ETN	DTYS	Barclays 10Y US Treasury Futures Targeted Exposure Index™	0.75%
iPath® US Treasury Long Bond Bear ETN	DLBS	Barclays Long Bond US Treasury Futures Targeted Exposure Index™	0.75%

* The investor fee on the inception date of the ETNs will be equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the Yearly Fee (0.75%) times the closing indicative note value on the immediately preceding calendar day, divided by 365. In addition, on each "roll day" for the relevant Treasury futures contracts underlying the Index, $0.01 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.

Page 16

BARCLAYS

Barclays US Treasury Futures

Targeted Exposure Indexes

The Indices track weighted positions in 2Y, 5Y, 10Y and Long bond US treasury futures

Each Index targets but does not guarantee a 1.00 change in index level for each 1 basis point change in the relevant yield or spread

– e.g., 2Y Index targets a decrease of 1.00 if the 2Y CTD yield increases by 1bp

Treasury futures weightings

– Calculated and re-weighted monthly to maintain the target exposure

– Rolled quarterly from front to next contract over 3 days before the delivery month

Index returns are calculated using CBOT closing prices

Monthly Futures Weighting

Target

1.00 change in index level for each 1 basis point change in yield / spread

Identify CTD

Price and characteristics of current Cheapest to Deliver (CTD) bond identified

Futures Duration

Calculate the Modified Duration of CTD bond and adjusted by Futures expiry

Weight

Index weights calculated according to futures contract prices and Modified Duration of CTD bond

Cycle

Monthly Future re-weighting, quarterly roll of Futures

Please see the applicable prospectus for a description of how the relevant index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the mechanics of futures rolling and other important details and risk factors).

Barclays US Treasury 2Y/10Y

Yield Curve IndexTM

Index level is designed to increase in response to a steepening of the US Treasury yield curve and to decrease in response to a flattening of the yield curve

Specifically, it seeks to provide

A 1 point increase in the Index level for each 1 basis point increase in the steepness of the yield curve

A 1 point decrease in the Index level for each 1 basis point increase in the flatness of the yield curve

Minimal changes to the Index level in response to any parallel shifts in the yield curve

The index only approximates, and does not guarantee, its objective in relation to the steepening and flattening of the yield curve. For illustrative purposes only.

Barclays US Treasury 2Y/10Y

Yield Curve IndexTM

Index tracks the returns of

A notional investment in a weighted “long” position in relation to 2-year Treasury futures contracts

A notional investment in a weighted “short” position in relation to 10-year Treasury futures contracts

Index composition and weightings are rebalanced monthly

Index Sector Breakdown

Long Position

CBOT 2YR UST June 2012 77%

Short Position

CBOT 10YR UST June 2012 23%

Source: Barclays as of 3/30/12. The weighting specified for each Treasury futures contract underlying the Index is expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking into account the investor fee and other costs.

iPath® Steepener/Flattener ETNs: Expected Change in Value Based on Potential US Treasury Yield Movements

iPath®

Potential US Treasury yield movements	Effect on yield curve	Expected change in value of the iPath® Steepener ETN (STPP) *Position in the Index: Long*	Expected change in value of the iPath® Flattener ETN (FLAT) *Position in the Index: Short*
2Y yields decrease 1% relative to 10Y yields	Steepening	Increase $10*	Decrease $10*
2Y yields increase 1% relative to 10Y yields	Flattening	Decrease $10*	Increase $10*
2Y *and* 10Y yields increase 1%	Parallel shift	No change	No change
2Y *and* 10Y yields decrease 1%	Parallel shift	No change	No change

*** Before relevant fees and costs as described in the prospectus.**
For illustrative purposes only and not indicative of any specific investment outcomes.

Page 20

BARCLAYS

iPath® Fixed Income ETN Closing

Indicative Note Value Calculation

Yesterday’s ETN Value

1. Index Performance

2. Index Multiplier

3. Daily Interest

4. Daily Fee

Today’s ETN Value

Published end-of-day to independent market data providers such as Bloomberg

Each ETN is linked to an underlying futures Index and the daily change in index level is incorporated in the ETN return

Either +$0.10 or -$0.101 per Index point

Each ETN accrues interest on a daily basis at the 4-week US T-bill rate

Each ETN accrues fees on a daily basis at 0.75% p.a. An additional fixed cost of either $0.005 or $0.01 is charged on each roll day2

The strike price for any redemption or creation orders for that day

1. The index multiplier is set at a negative value for the bear ETNs to increase in value in response to a decrease in the index level and to decrease in value in response to an increase in the index level.

2. Roll days occur over 3 consecutive index business days in each of the months of February, May, August, and November in any given year. The net effect of the index rolling cost accumulates over time and is subtracted at the rate of $0.06 per year, or 0.12% of the principal amount per year. See the applicable prospectus for more details.

Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

iPath® Fixed Income ETNs

Common Uses

Portfolio diversification

Execute tactical views on yield curve expectations

Execute flattening/steepening strategy based on expectations of future economic cycles

Implement hedging strategy to decrease a portfolio’s sensitivity to changes in the yield curve

Key Features

First and only exchange-traded access to flattener and steepener yield curve strategies

Linked to indices based on US Treasury futures, which have historically been highly liquid and transparent

Make US Treasury yields investable (constant dollar exposure to changes in yields)

Generally lower cost when compared to purchasing futures contracts directly

Operationally efficient: Eliminates need to manage options portfolio or rolling of futures contracts

Diversification may not protect against market risk.

Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Underlying US Treasury Note or Bond Yield or Slope of the US Treasury Yield Curve May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying US Treasury yield curve or US Treasury note or bond yield, depending on the ETN. Changes in the underlying US Treasury yield or yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying US Treasury yield or yield curve to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying US Treasury Note or Bond Yield or Underlying US Treasury Yield Curve: Reasons why this might occur include: market prices for underlying US Treasury note or bond futures contracts may not capture precisely the underlying changes in the US Treasury yield or yield curve; the index calculation methodology uses approximation; and the underlying US Treasury bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock or US Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays US Treasury 2Y/10Y Yield Curve IndexTM”, “Barclays 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 5Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Thank you

For more information, visit

www.iPathETN.com

Prospectuses

Info Sheets

Frequently Asked Questions

1-877-764-7284